Exhibit 99.1

Aura Announces Exercise of the Underwriters’ Option to Purchase Additional Shares

ROAD TOWN, British Virgin Islands, August 6, 2025— Aura Minerals Inc. (Nasdaq: AUGO) (TSX: ORA) (B3: AURA33) (“Aura” or the “Company”) today announced that it has closed the sale of 897,134 common shares as a result of the partial exercise of the underwriters’ option to purchase additional shares granted to them in connection with the U.S. initial public offering pursuant to a registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission (“SEC”) at the public offering price of US$24.25 per common share, less underwriting discounts and commissions.

The principal purposes of this offering are to transfer Aura’s principal listing venue to a stock exchange in the United States equity market, which the Company believes will increase the liquidity of its common shares, as well as strengthen and diversify its shareholder base through broader access to global capital markets.

In addition to the listing, Aura intends to use the net proceeds from the offering to continue strengthening its business, which includes (A) funding the component of the upfront cash payment for the acquisition of Mineração Serra Grande S.A. (“MSG”), upon and subject to closing, and any potential incremental capital expenditures required at MSG, as well as (B) providing incremental liquidity and financial flexibility to support the execution of its current strategic growth initiatives, including, but not limited to: (i) the potential advancement of its current development projects, such as Era Dorada and Matupá; and (ii) exploration initiatives to expand mineral reserves and resources of its portfolio, and (C) the remainder for general corporate purposes.

The Company’s common shares began trading on the Nasdaq Global Select Market under the ticker symbol “AUGO” on July 16, 2025.

BofA Securities and Goldman Sachs & Co. LLC acted as Global Coordinators, BTG Pactual and Itaú BBA acted as Joint Bookrunners and Bradesco BBI, National Bank of

Canada Financial Markets, RBC Capital Markets and Scotiabank acted as Co-Managers of the offering.

The offering was made in the United States only by means of a prospectus. Copies of the prospectus related to the offering may be obtained from BofA Securities, 201 North Tryon Street, Charlotte, NC 28255-0001, Attn: Prospectus Department.

A registration statement relating to this offering has been filed with, and declared effective by, the SEC . This communication to the market shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Shareholders’ preemptive rights in new shares issuances, such as the offering, are expressly excluded pursuant to the Company’s memorandum and articles of association. There were no pre-emptive right for the Brazilian Depositary Receipts holders in connection with the public offering.

The offering has not been carried out by any means that would constitute a public offering in Brazil under Law No. 6,385, dated December 7, 1976, as amended, and under Brazilian Securities Commission (“CVM”) Resolution (Resolução) No. 160, dated July 13, 2022, as amended (“CVM Resolution 160”). The offering has not been and will not be registered with the CVM in Brazil. The common shares may not be offered or sold in Brazil except in circumstances which do not constitute a public offering for distribution under Brazilian securities laws and regulations.

No prospectus has been filed with any securities commission or similar regulatory authority in Canada in connection with this offering. The offering was not made available to the public in Canada. The offering into Canada was made exclusively by way of a private placement pursuant to an exemption from the prospectus requirements of applicable Canadian provincial and territorial securities laws and received conditional approval from the TSX. In Canada, only investors that purchased, or were deemed to have purchased, as principal that are accredited investors (as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act

(Ontario)) and are permitted clients (as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations) were eligible to invest.

About Aura 360° Mining

Aura is focused on mining in complete terms – thinking holistically about how its business impacts and benefits every one of our stakeholders: our company, our shareholders, our employees, and the countries and communities we serve. We call this 360° Mining.

Aura is a company focused on the development and operation of gold and base metal projects in the Americas. The Company's five operating assets include the Minosa gold mine in Honduras; the Almas, Apoena, and Borborema gold mines in Brazil; and the Aranzazu copper, gold, and silver mine in Mexico. Additionally, the Company owns Era Dorada, a gold project in Guatemala; Tolda Fria, a gold project in Colombia; and three projects in Brazil: Matupá, which is under development; São Francisco, which is in care and maintenance; and the Carajás copper project in the Carajás region, in the exploration phase.

Investor Relations

ri@auraminerals.com

Caution Regarding Forward-Looking Information and Statements

This press release includes certain statements and information that may constitute "forward-looking information" within the meaning of applicable Canadian securities laws and/or "forward-looking statements" within the meaning of applicable United States securities laws (collectively, "forward-looking statements"). Forward-looking statements relate to future events or future performance and reflect the Company’s current estimates, predictions, expectations or beliefs regarding future events and include, without limitation, statements with respect to: statements relating to the public offering of the Company’s common shares; and the Company’s business strategies. Often, but not always, forward-looking statements may be identified by the use of words such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements in this press release are based upon, without limitation, the following estimates and assumptions regarding the Company and general business, economic and market conditions.

These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Important factors that may cause actual results to vary. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

The Company does not undertake to update any forward-looking statement or forward-looking information, except in accordance with applicable securities laws.

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